FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2006

Commission File Number

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[X ]..... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 23, 2006	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO

“A Life Sciences Company”

For Immediate Release:	January 23, 2006

Forbes Medi-Tech Announces Extension of Major Sterol Supply Agreement

Vancouver, Canada Forbes Medi-Tech Inc. (TSX:FMI and NASDAQ:FMTI) today announced the extension of a major sterol supply agreement for a minimum of US$4.8 million between Forbes’ manufacturing joint venture, Phyto-Source LP, and a large multinational company. The contract was originally signed in September 2002, renewed in June 2004 and under the latest extension is effective until the end of 2006. For competitive reasons, the identity of the customer and contractual terms and conditions have not been disclosed.

“The extension of this agreement is an important event for Forbes as it demonstrates the continued demand for our phytosterol ingredients from an established customer,” said Charles Butt, President and CEO of Forbes Medi-Tech Inc.

The anticipated revenue from this contract will be included in the Company’s 2006 revenue guidance expected to be released in the first quarter. Manufacturing of the phytosterols will be conducted by the Phyto-Source joint venture manufacturing facility in Pasadena, Texas, a 50-50 joint venture between Forbes and Chusei (USA) Inc.

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a life sciences company dedicated to the research, development and commercialization of innovative products for the prevention and treatment of cardiovascular disease. Our vision is to develop and market products along a treatment continuum that cardiovascular disease consumers, healthcare professionals and specialized cardiovascular disease research and healthcare institutions will identify, recommend and seek. Our business strategy is to develop and commercialize proprietary compounds to address the unmet needs of patients within the cardiovascular disease market.

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  For more information, please contact:

Darren Seed Manager, Investor Relations Telephone: (604) 681-8976 E-mail: dseed@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release.  This News Release contains forward-looking statements regarding the Company’s future projected sales and revenue, which statements can be identified by the use of forward-looking terminology such as “anticipated”, “revenue guidance”, “vision”, “strategy”, “to develop”, and similar expressions or variations thereon, or statements that events, conditions or results "would”, will," "may," "could" or "should" occur or be achieved.  The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors, including uncertainty as to whether product volumes will be ordered and shipped as forecasted or at all; the need for performance by buyers of products; the need for performance by the Phyto-Source LP manufacturing facility; uncertainty as to the Company's ability to generate projected sales volumes; the need for continued cooperation and performance by the Company's joint venture partner, Chusei (USA) Inc.; the need to control costs and the possibility of unanticipated expenses and delays; the need to secure raw materials at competitive prices; the risk of technical obsolescence; intellectual property risks; marketing/manufacturing and partnership/strategic alliance risks; product liability and insurance risks; the effect of competition; research and development risks; and the Company’s need for future funding; any of which could cause actual results to vary materially from current results or the Company’s anticipated future results.  See the Company’s reports filed with the Canadian and U.S. securities regulatory authorities from time to time for cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties that could cause actual results to differ materially from results referred to in forward-looking statements.  The Company assumes no obligation to update the information contained in this News Release.